Exhibit 99.57

MEDIASET ESPAÑA COMUNICACIÓN, S.A.

Announcement of the period for the voluntary revocation of the withdrawal right by the shareholders of Mediaset España

 Comunicación, S.A. who have exercised it

The general extraordinary shareholders’ meetings of Mediaset España Comunicación, S.A. (“Mediaset España” or the “Company”) and of Mediaset S.p.A. (“Mediaset”) held on 4 September 2019 resolved to approve the tripartite cross-border absorption merger of Mediaset and Mediaset España with and into Mediaset Investment N.V. (“Mediaset Investment”, the “Merger” and the “Merger Resolution”, respectively), in accordance with the common cross-border merger plan signed by the boards of directors of the three companies involved in the Merger (the “Common Cross-Border Merger Plan”). In connection with the Merger, the holders of a total of 39,025,777 Mediaset España shares who voted against the Merger exercised their withdrawal right within the term granted for such purpose and have their Mediaset España shares blocked ever since such that they may not dispose of them until the settlement date of the withdrawal (or until it has been verified that either the conditions precedent to the Merger have not been satisfied and, as the case may be, have not been waived, or that the Merger will not be carried out).

The Merger Resolution is currently suspended in Spain due to a precautionary measure by virtue of a court order issued by the Commercial Court nº 2 of Madrid at the request of Vivendi S.A. (“Vivendi”). In Italy, on 3 February 2020 the Court of Milan issued a ruling dismissing the request for precautionary suspension of the Merger Resolution requested by Vivendi. In the Netherlands, Vivendi has requested a similar precautionary suspension of the Merger Resolution in respect of Mediaset Investment.

Moreover, the general extraordinary shareholders’ meetings of Mediaset and Mediaset España held on 10 January 2020 and 5 February 2020, respectively, agreed to amend (a) the proposed bylaws that shall govern the absorbing company after the Merger is completed; (b) the “Terms and Conditions for Special Voting Shares”; (c) the “Terms and Conditions for Initial Allocation of the Special Voting Shares A — Mediaset”; (d) the “Terms and Conditions for the Initial Allocation of the Special Voting Shares A — Mediaset España”; and (e) with regard to Mediaset España, information regarding the initial composition of the absorbing company’s board of directors, all of which was approved by the aforementioned general extraordinary shareholders’ meetings of 4 September 2019 as part of the documents attached to the Merger Resolution (the “Regularization Resolution”). In turn, on 17 February 2020, Mediaset Investment announced the filing with the Dutch Commercial Registry of supplementary information to the Common Cross-Border Merger Plan to reflect the amendments approved by Mediaset España and Mediaset under the Regularization Resolution, which results in the need, under Dutch law, for the Merger to be consummated within six months after such announcement.

In view of the foregoing, considering that the precautionary suspension of the Merger Resolution has prevented completion of the Merger prior to the end of fiscal year 2019 — as disclosed upon announcement of the transaction to the market — and that there is no certainty as of the present date as to as to when will the Merger close, if at all, the board of directors of Mediaset España has resolved to open a period to allow those shareholders of the Company who have exercised their withdrawal right and who wish to do so, to voluntarily revoke their exercise of that withdrawal right. The revocation period is of 10 business days from (and including) the date of publication of this notice (the “Revocation Period”). For such purpose shareholders must submit the relevant instruction to the custodian with which they have their Mediaset España shares deposited. In such case, the shares of Mediaset España in respect of which the withdrawal right has been exercised will be unblocked and the shareholders will waive their right to collect EUR 6.5444 in consideration for each withdrawn share in the event that the Merger is finally completed.

The Mediaset España shares of those shareholders who do not revoke their exercise of the withdrawal right within said Revocation Period will continue to be held by the respective depositories and the payment of EUR 6.5444 in consideration for each withdrawn share will not take place until a date immediately prior to the Merger’s effective date and which will be announced in advance. If the Merger is not ultimately carried out within the maximum period of time foreseen for this purpose, or if it is certain at an earlier date that it will not be consummated, the Mediaset España shares of those shareholders will be unblocked at that time.

Finally, reference is made to the right vested on the shareholders of Mediaset España to obtain, free of charge, on the corporate website and on the registered office, additional information regarding the Merger Resolution and the Regularization Resolution.

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Notice to United States Investors

This Merger is made over the securities of a foreign company. The Merger is subject to disclosure requirements of a foreign country that are different from those of the United States of America (“U.S.”). Financial statements included in this documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for investors to enforce their rights and any claim they may have under the federal securities laws since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Investors should be aware that the issuer may purchase securities otherwise than in the Merger, such as in open market or privately negotiated purchases.

Madrid, 18 February 2020

The Secretary of the board of directors Mr Mario Rodríguez Valderas